[Letterhead of I.D. Systems, Inc.]

May 27, 2009

VIA EDGAR AND FACSIMILE

Celeste M. Murphy, Esq., Legal Branch Chief
Jessica Plowgian, Esq., Attorney-Adviser
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C.  20549

Re:	I.D. Systems, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 16, 2009 File No. 001-15087

Dear Ms. Murphy and Ms. Plowgian:

On behalf of I.D. Systems, Inc. (“we” or the “Company”), I am writing in response to your letter dated April 30, 2009 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 16, 2009.  For your convenience, we have restated your comments in full in boldface type below, and our response follows each of the comments.

Please note that, as mentioned herein, certain of the Staff’s comments also have been addressed in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “Form 10-Q”), which was filed with the Commission on May 11, 2009.

Item 7.    Management’s Discussion and Analysis….page 26

1.
The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.  Please expand your management’s discussion and analysis in future filings to provide detailed and quantitative analysis to the extent practicable of any known material trends or uncertainties.  For example, we note that there were significant changes in revenues in 2006, 2007 and 2008, which were primarily attributable to revenues from Wal-Mart Stores, Inc. and the U.S. Postal Service.  Please explain whether management anticipates continued variance in product and service revenue received from the company’s significant customers in future periods.  We also note an increase in selling, general and administrative expenses attributable to the hiring of additional staff in each of the last two years.  Please address whether management expects to continue to increase the staff in future periods.  These are just examples.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 27, 2009

The Company expanded the Management’s Discussion and Analysis of Financial Condition and Results of Operations section (“MD&A”) in the Form 10-Q to address the Staff’s comment.  The Company expects that the most significant known trend or uncertainty affecting its business, financial condition and results of operations will continue to be its reliance on a few key customers, which customers may vary from period to period.  In addition, with respect to staffing trends, the Company has recently reduced its staff, and thus the Company expects that its selling, general and administrative expenses will decrease.  We will continue to consider additional trends or uncertainties to which we may be subject and will disclose and describe such information in our future filings with the Commission.

Liquidity and Capital Resources, page 30

2.
Please revise your disclosure in future filings to clarify what portion of your auction rate securities are subject to the put right you obtained from UBS in November 2008.  Further, quantify the commitment of UBS to loan you 75% of the UBS-determined value of the auction rate securities at any time until the put is exercised, clarifying how UBS determines such value.

The Company purchased all of the auction rate securities (“ARS”) it holds from UBS, and all such ARS are subject to the put right that the Company obtained from UBS in November 2008.  We added disclosure to this effect wherever applicable in the Form 10-Q (i.e., in the Notes to Unaudited Condensed Financial Statements and the MD&A and Quantitative and Qualitative Disclosures About Market Risk sections), and we will include such disclosure in our future filings with the Commission.

With respect to the Staff’s request that the Company quantify the commitment of UBS to loan 75% of the UBS-determined value of the ARS at any time until the put is exercised, as disclosed in the Form 10-Q, in March 2009, the Company borrowed $12,900,000 under this credit facility, which amount was equal to 75% of the UBS-determined value of the ARS.  It is the Company’s understanding that UBS valued the ARS in its sole discretion due to the illiquid nature of the ARS and the fact that there are no “market” prices for these types of securities.  Based on a conversation between the Company and UBS, we have been informed that UBS determined the value of the ARS as of February 10, 2009, which was the date upon which UBS processed the Company’s credit facility documentation.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 27, 2009

Exhibits

3.	We note that revenue attributable to two clients totaled 42% and 41% of your total revenue for the year ended December 31, 2008. In future filings please include the relevant contracts as exhibits.

Historically, the Company has not filed its customer contracts as exhibits to its filings with the Commission and has made such determination on the following basis.  Item 601(b)(10) of Regulation S-K requires the filing of “material contracts,” which generally are defined as “every contract not made in the ordinary course of [the registrant’s] business which is material to the registrant. . . .”  However, under Item 601, if a contract is the type that ordinarily accompanies the kind of business conducted by a registrant, it is deemed to have been made in the ordinary course of business (and thus is not required to be filed) unless it falls into any of the categories listed in Item 601(b)(10)(ii).  The Company is of the view that all of its customer contracts are indeed made in the ordinary course of its business, as the root of our business is based upon selling the products and services that we offer and our customer contracts serve precisely that purpose.

Moreover, due to the nature of the Company’s business and the structure of its sales arrangements with its customers, the Company does not deem any particular customer contract, in and of itself, to be “material.”  Specifically, the Company’s contracts with its customers are “master” agreements that do not predict, create or in any way guarantee that there will be sales effectuated under those contracts, as sales (if any) are only effectuated when a separate purchase order is entered into by the parties.  These master agreements merely govern sales if and when sales occur, and do not create any certainty or guarantee that a particular customer will make any purchases under its master contract with the Company.  In other words, there is no commitment by any particular customer, by virtue of its master agreement with the Company, to purchase products or services from the Company for any particular period.

Thus, for the reasons described above, the Company believes that it has a legitimate basis for concluding that its customer contracts need not be filed as exhibits under the applicable provisions of Regulation S-K.  However, in light of the fact that these master agreements establish the general terms of the Company’s sales if and when such sales occur, in the interest of enhancing its disclosure, the Company will describe the material terms of such master agreements in its future filings with the Commission.

*           *           *

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 27, 2009

In connection with responding to your comments set forth in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (201) 996-9000 (ext. 7733) should you wish to further discuss your comments or any of the Company’s responses thereto.

Very truly yours,

/s/ Ned Mavrommatis

Ned Mavrommatis
Chief Financial Officer

cc:	VIA ELECTRONIC MAIL Steven E. Siesser, Esq. Lowenstein Sandler PC 1251 Avenue of the Americas New York, New York 10020 ssiesser@lowenstein.com